# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hooker Furnishings Corporation, CIK 0001077688
CUSIP: 439038100
Title of class of securities: Common Stock, No Par Value
Address of issuer's principal executive offices: 440 East Commonwealth Boulevard, Martinsville, Virginia (VA), 24112
Date of event which requires filing of this statement: 01/01/2026
Amends the filing with accession number 0000950170-25-040487
Filed by CIK 0001569866
Persons authorized to receive notices and communications: Global Value Investment Corp., 1433 N. Water Street, Suite 400, Milwaukee, Wisconsin (WI), 53202, (262) 478-0640; Andrew Freedman, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, (212) 451-2300

## Reporting persons
- Global Value Investment Corp. (CIK 0001569866): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 547,935.5; sole dispositive power 0; shared dispositive power 547,935.5; aggregate amount beneficially owned 547,935.5 (5.08% of the class)
  Comment: Percentage calculated is based on 10,777,720 shares of Common Stock, No Par Value outstanding as of December 5, 2025, as reported in the Form 10-Q for the quarterly period ended November 2, 2025, of Hooker Furnishings Corporation.
- Jeffrey R. Geygan (CIK 0001733547): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 547,935.5; sole dispositive power 0; shared dispositive power 547,935.5; aggregate amount beneficially owned 547,935.5 (5.08% of the class)
  Comment: Percentage calculated is based on 10,777,720 shares of Common Stock, No Par Value outstanding as of December 5, 2025, as reported in the Form 10-Q for the quarterly period ended November 2, 2025, of Hooker Furnishings Corporation.
- James P. Geygan (CIK 0001734726): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 547,935.5; sole dispositive power 0; shared dispositive power 547,935.5; aggregate amount beneficially owned 547,935.5 (5.08% of the class)
  Comment: Percentage calculated is based on 10,777,720 shares of Common Stock, No Par Value outstanding as of December 5, 2025, as reported in the Form 10-Q for the quarterly period ended November 2, 2025, of Hooker Furnishings Corporation.
- Stacy A. Wilke (CIK 0001865363): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 547,935.5; sole dispositive power 0; shared dispositive power 547,935.5; aggregate amount beneficially owned 547,935.5 (5.08% of the class)
  Comment: Percentage calculated is based on 10,777,720 shares of Common Stock, No Par Value outstanding as of December 5, 2025, as reported in the Form 10-Q for the quarterly period ended November 2, 2025, of Hooker Furnishings Corporation.
- Kathleen M. Geygan (CIK 0001865425): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 547,935.5; sole dispositive power 0; shared dispositive power 547,935.5; aggregate amount beneficially owned 547,935.5 (5.08% of the class)
  Comment: Percentage calculated is based on 10,777,720 shares of Common Stock, No Par Value outstanding as of December 5, 2025, as reported in the Form 10-Q for the quarterly period ended November 2, 2025, of Hooker Furnishings Corporation.
- Shawn G. Rice (CIK 0002007274): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 547,935.5; sole dispositive power 0; shared dispositive power 547,935.5; aggregate amount beneficially owned 547,935.5 (5.08% of the class)
  Comment: Percentage calculated is based on 10,777,720 shares of Common Stock, No Par Value outstanding as of December 5, 2025, as reported in the Form 10-Q for the quarterly period ended November 2, 2025, of Hooker Furnishings Corporation.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, No Par Value
Name of issuer: Hooker Furnishings Corporation
Address of issuer's principal executive offices: 440 East Commonwealth Boulevard, Martinsville, Virginia (VA), 24112

## Item 2. Identity and Background
Name of person filing:
This Statement is filed by:

(i) Global Value Investment Corporation, a Delaware corporation ("GVIC");
(ii) Jeffrey R. Geygan, who serves as a director of GVIC, and is the controlling person of GVIC;
(iii) James P. Geygan, who serves as the interim chief executive officer and a director of GVIC;
(iv) Stacy A. Wilke, who serves as the chief financial officer of GVIC;
(v) Kathleen M. Geygan, who serves as a director of GVIC; and
(vi) Shawn G. Rice, who serves as a director of GVIC.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

GVIC serves as investment adviser to managed accounts (collectively, the "Accounts"), and may be deemed to have beneficial ownership over the Common Stock held for the Accounts.

GVIC owns 2,000 shares of Common Stock in its corporate capacity. Mr. Jeffrey Geygan, Mr. James Geygan, Ms. Wilke, Ms. Geygan, and Mr. Rice each own shares of Common Stock in their individual capacities. These shares may be deemed to be indirectly beneficially owned by GVIC. Mr. Jeffrey Geygan owns 8,780 shares in his individual capacity. Mr. James Geygan owns 3,095 shares in his individual capacity. Ms. Wilke owns 2,415 shares in her individual capacity. Ms. Geygan owns 1,585 shares in her individual capacity. Mr. Rice owns 2,595 shares in his individual capacity.

Mr. Jeffrey Geygan, Mr. James Geygan, Ms. Geygan, and Mr. Rice are the directors of GVIC. Mr. James Geygan and Ms. Wilke are the executive officers of GVIC. As a result of his ownership interest in GVIC, Mr. Jeffrey Geygan is the controlling person of GVIC. As each of the Reporting Persons, directly or indirectly, share the power to vote, or direct the voting of, the Common Stock held for the Accounts, and the power to dispose, or to direct the disposition of, the Common Stock held for the Accounts, each may be deemed to have beneficial ownership over the Common Stock held for the Accounts.
Residence or business address: 1433 North Water Street, Suite 400, Milwaukee, Wisconsin 53202.
Present principal occupation or employment:
The principal business of GVIC is acting as an investment manager. The principal occupation of Jeffrey R. Geygan is acting as a director of GVIC. The principal occupation of James P. Geygan is acting as the interim chief executive officer of GVIC. The principal occupation of Stacy A. Wilke is acting as the chief financial officer of GVIC. The principal occupation of Kathleen M. Geygan is acting as a director of GVIC. The principal occupation of Shawn G. Rice is acting as a director of GVIC.

The address of the principal business and principal office of each of the Reporting Persons is 1433 North Water Street, Suite 400, Milwaukee, Wisconsin 53202.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Jeffrey Geygan, Mr. James Geygan, Ms. Wilke, Ms. Geygan, and Mr. Rice are citizens of the United States of America. GVIC is a Delaware corporation.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All of the shares of Common Stock to which this Statement relates were purchased on behalf of the Reporting Persons using the investment capital of the Reporting Persons. Such shares of Common Stock are or may be held from time to time in margin accounts established with their respective brokers or banks, and a portion of the purchase price for the Common Stock may have been obtained through margin borrowing. Common Stock positions held in margin accounts may be pledged as collateral security for the repayment of debit balances in the margin accounts. The aggregate purchase price of the 547,935.50 shares of Common Stock acquired was approximately $8,382,720.73 (excluding commissions).

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended to include the following:

On January 1, 2026, the Issuer entered into a Cooperation Agreement (the "Cooperation Agreement") with the Reporting Persons.

Pursuant to the Cooperation Agreement, the Issuer and the Reporting Persons have agreed to act in good faith and cooperate to identify a mutually agreeable independent director candidate for appointment to the Board of Directors of the Issuer (the "Board") who possesses industry background relevant to the Issuer's business (the "New Director") as promptly as practicable after the date of the Cooperation Agreement but no later than forty-five (45) days from the date thereof. Once such New Director is mutually agreed upon by the Issuer and the Reporting Persons, the Board has agreed to (i) increase the size of the Board from eight (8) to nine (9) directors, (ii) appoint the New Director to the Board to fill the resulting vacancy, with a term expiring at the 2026 annual meeting of shareholders (the "2026 Annual Meeting"), and (iii) appoint the New Director to all standing committees of the Board. The Issuer also has agreed to include the New Director on its slate of director nominees recommended by the Board for election at the 2026 Annual Meeting and the 2027 annual meeting of shareholders (the "2027 Annual Meeting"), subject to specified conditions. In addition, the parties have agreed that at the 2026 Annual Meeting, at least one (1) member of the Board, who is not the New Director, will not stand for re-election.

Under the Cooperation Agreement, until the Standstill Termination Date (as defined below), the Reporting Persons have agreed to vote all shares of Common Stock beneficially owned by them and over which they have direct or indirect voting power in accordance with the Board's recommendations with respect to (i) the election, removal and/or replacement of directors of the Issuer (other than any removal or replacement of the New Director) and (ii) any other proposal submitted to shareholders; provided, however, that (A) in the event both Institutional Shareholder Services, Inc. and Glass Lewis & Co., LLC recommend otherwise with respect to any Issuer-sponsored proposal submitted to shareholders (other than the election or removal of directors), the Reporting Persons will be permitted to vote in accordance with such recommendation, and (B) the Reporting Persons will be permitted to vote in its sole discretion with respect to any proposal to approve an extraordinary transaction.

Under the Cooperation Agreement, until the Standstill Termination Date, the Reporting Persons will be subject to customary standstill restrictions prohibiting them from, among other things, (i) acquiring, or offering or agreeing to acquire, aggregate beneficial ownership of and/or economic exposure to more than 9.9% of the Issuer's Common Stock outstanding at such time, (ii) nominating, or recommending for nomination, any person for election to the Board, (iii) submitting any shareholder proposal for consideration at any shareholder meeting, (iv) knowingly initiating, encouraging, or participating in any solicitation of proxies in respect of any director election contest or removal contest or in respect of any shareholder proposal for consideration at any shareholder meeting, (v) conducting any type of referendum relating to the Issuer that is not consistent with the Board's recommendation, subject to certain exceptions, or (vi) making, facilitating, encouraging, or supporting any tender offer, exchange offer, merger, acquisition, business combination, sale of all or substantially all of the assets, recapitalization, reorganization, liquidation, dissolution, financing, or other extraordinary transaction involving the Issuer or its securities or assets.

The Cooperation Agreement also includes customary mutual non-disparagement provisions.

The Cooperation Agreement will remain in place until the earlier of (i) thirty (30) days prior to the last date pursuant to which non-proxy access shareholder nominations for directors are permitted pursuant to the Issuer's Amended and Restated Bylaws in connection with the Issuer's 2028 annual meeting of shareholders, and (ii) one hundred twenty (120) days prior to the first anniversary of the 2027 Annual Meeting (such earlier date, the "Standstill Termination Date").

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by the full text of the Cooperation Agreement, a copy of which is filed hereto as Exhibit 7 and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of 4:00 p.m., Eastern time, on January 2, 2026, the Reporting Persons beneficially owned 547,935.50 shares of Common Stock, representing approximately 5.08% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of Common Stock is based on 10,777,720 shares of Common Stock, No Par Value outstanding as of December 5, 2025, as reported in the Form 10-Q for the quarterly period ended November 2, 2025, of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of 4:00 p.m., Eastern time, on January 2, 2026, the Reporting Persons beneficially owned 547,935.50 shares of Common Stock, representing approximately 5.08% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of Common Stock is based on 10,777,720 shares of Common Stock, No Par Value outstanding as of December 5, 2025, as reported in the Form 10-Q for the quarterly period ended November 2, 2025, of the Issuer.
Transactions in the class effected during the past sixty days: Except as set forth in Exhibit 1, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this Statement.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On January 1, 2026, the Reporting Persons and the Issuer entered into the Cooperation Agreement as defined and described in Item 4 above and attached as Exhibit 7 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Transactions by the Reporting Persons in the Past 60 Days
Exhibit 7: Cooperation Agreement, by and among Hooker Furnishings Corporation, Global Value Investment Corporation and each of the parties listed on Schedule A thereto, dated as of January 1, 2026

## Signatures
- Global Value Investment Corp.: James P. Geygan, on behalf of Global Value Investment Corp., Chief Executive Officer (01/05/2026)
- Global Value Investment Corp.: Jeffrey R. Geygan, Jeffrey R. Geygan (01/05/2026)
- Global Value Investment Corp.: James P. Geygan, James P. Geygan (01/05/2026)
- Global Value Investment Corp.: Stacy A. Wilke, Stacy A. Wilke (01/05/2026)
- Global Value Investment Corp.: Kathleen M. Geygan, Kathleen M. Geygan (01/05/2026)
- Global Value Investment Corp.: Shawn G. Rice, Shawn G. Rice (01/05/2026)